Annual Report

Mode Mobile, Inc.

This Annual Report is dated August 19, 2025

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under invest.modemobile.com.

Company Operations & Product Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world's most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people's phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

Products

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Since 2019 Mode has generated nearly $50 million in revenue from advertisers, with 2022 revenue reflecting more than 150x growth from 2019, even while still in beta.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The ModePhone's software is similar to the Mode Earn App, but includes more functionality and lives in the form of an Operating System. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

In 2023, the Company launched a new subscription software product, called the Mode Earn Club, whereby our users pay a monthly fee for access to our rewards ecosystem. In this new product, the Company keeps 100% of the subscription revenue and the user keeps 100% of all rewards they earn. This product is still in testing phase and may change over time based on its performance with our existing user base and in the market.

Trademarks

The Company has protected its trademarks, which is a key part of its business operations and overall corporate strategy. A summary of its trademarks can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021

Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Key Suppliers

The Company sources its EarnPhone from Skyworth, a manufacturer based in China. The Company does not have an exclusive relationship with this supplier and can easily source new partners to manufacture the EarnPhone.

Competition

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

While the majority of smartphone manufacturers do not offer an integrated rewards-based operating system like the EarnOS, we do also view smartphone manufacturers like Apple, Samsung, Nokia, and others as indirect competitors to the Mode EarnPhone.

Customers

Our customer base is comprised of over 40,000,000 users spread across over 170 countries, who have downloaded the Mode Earn App or purchased the Mode EarnPhone. To date, our users and customers have earned over $250,000,000 in rewards by interacting with our technology. The Company typically acquires customers by advertising on social media and search channels such as Google and Meta (Facebook and Instagram).

The Company also counts members of its Mode Earn Club as customers, each of which pay anywhere from $1 to $20 per month to be a member of the Club and earn additional savings and benefits.

The Company also sells its EarnPhone through certain third party retailers, which then sell the EarnPhone to their customers. These third-party retailers include BestBuy, Amazon, Walmart, Newegg, Adorama, Groupon, Mason, Dailysteals, eBay, Reebelo, and UnbeatableSale. The Company uses an in-house business development team, led by its CEO, to acquire new retailers and distribution channels.

The Company also views its advertising partners as customers. The Company has agreements with these advertising partners whereby the partners pay the Company based on how the Company's customers and users interact with various websites and mobile applications. No single advertising partner makes up more than 15% of the Company's advertising revenue.

Current (Gibraltar) Limited & $CRNC Token Issuance

The Company also has an affiliate, Current (Gibraltar) Limited ("CGL"), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the "$CRNC Network"). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the $CRNC Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of the $CRNC Network launch.

The further buildout of the EARN'M Network (f/k/a $CRNC Network) will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARNM token (f/k/a $CRNC token) on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN'M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN'M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN'M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation was established by CGL, it is not deemed a related party. This is because now that the EARN'M Network has launched, its operations have become vested in the foundation itself. The foundation's purpose is to allow stakeholders of the EARN'M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN'M Foundation's launch, however this oversight ceased once EARN'M stakeholders assume control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN'M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN'M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Employees

The Company currently has 55 team members (18 full-time employees and 37 full-time contractors), and 2 part-time contractors. These team members are spread out across 18 countries. Approximately 35% of the Company's team members are based in the United States and all of the Company's executive officers and directors are based in the United States.

Regulation

By virtue of handling our user's data, we are subject to numerous statutes related to data privacy, and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover.

ePrivacy Directive

The ePrivacy directive sets out the rules relating to the processing of personal data across public communications networks. This directive requires business to ensure consent requests are made and that consent is received from the user before the use of cookies is made. Businesses must communicate the privacy rules with accurate and specific information regarding the data contained in the cookie. Information must be communicated before the consent requests are made, in plain language. Organizations must ensure that users are able to withdraw consent in the same simple manner as the initial consent request.

CRPA and CCPA

The CRPA and CCPA define and establish various rights that consumers residing in California have over the privacy of their data along with the responsibilities of businesses when collecting personal information. It requires businesses that control the collection of consumers' personal information to inform them of the category, purpose and duration the business intends to retain such information. It lists the consumers' right to correct their data and have their data deleted. Customers may also exercise their right to limit the sale or sharing of their personal or sensitive personal information. Fines for non-compliance can range from $100 to $750 per consumer per incident. Additionally, in certain cases the California Privacy Protection Agency may impose administrative fines ranging from $2,500 to $7,500 for each violation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers				
Dan Novaes	CEO	36	June 2015 to Present	Full-time
Kiran Panesar	CTO	31	June 2015 to Present	Full-time
Prakash Ramachandran	CFO	60	January 2024 to Present	Full-time
Justin Hines	General Counsel	55	December 2018 to Present	Full-time
Kathy DeKam	Chief People Officer	64	May 2021 to Present	Full-time
Directors				
Dan Novaes	Director	36	June 2015 to Present	
Ross Holdren	Director	41	February 2021 to Present	1
Mark Lawrence	Director	39	February 2021 to Present	1

Dan Novaes, CEO and Director

Dan co-founded Mode Mobile with Kiran Panesar and has been CEO of the Company since June 2015. During that time, Dan has been responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Additionally, Dan has played a vital role in building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Dan has also been a driving force behind the culture of excellence that can be found throughout the organization and inspiring its team members to reach their highest potential. Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media. Dan is one of the youngest members of YPO and the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business. Prior to co-founding Mode Mobile, Dan was the co-founder and CEO of MobileX Labs, an application design and development company, from 2012 to 2015. Before then, he spent 10 years as the founder of Elekteks, a consumer electronics ecommerce retailer, and was the inventor of iFlask, the world's first "smart" flask.

Kiran Panesar, CTO

Kiran co-founded the Company with Dan Novaes and began as CTO in June 2015. Kiran is responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users' experience, supports our engineering and product teams, while also focusing on costs and efficiency. Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. Before Mode Mobile, Kiran was the co-founder and CTO of MobileX Labs, an application design and development company, with tens of millions of monthly online users, where Kiran oversaw the building and maintenance of infrastructure. Prior to that, Kiran was a co–founder and Programmer for daptppt Designs, a software development company for iPhone and gaming applications.

Prakash Ramachandran, CFO

Prakash Ramachandran currently serves as the CFO at Mode Mobile and is responsible for overseeing the Company's financial & business operations functions, including developing & implementing financial plans, policies, and procedures, budgeting & forecasting, and overseeing accounting and financial reporting. Prior to working at Mode Mobile, Prakash served as CFO of Crownpeak Technology from June 2021 to 2023, a PE funded SaaS business. He helped to grow the company's revenue during his tenure, primarily through acquisition initiatives. Before that, Prakash worked as an EVP and CFO for Digital Reasoning, an AI and cognitive computing company from December 2015 to June 2021. During that time, he successfully secured two rounds of financing, oversaw an acquisition of a medium-sized healthcare technology company, and contributed to Digital Reasoning's acquisition by Smarsh, Inc. Prakash previously worked as the CFO for Polyera Corporation from 2011 to 2015, and held various VP and CFO positions in different organizations prior to that, showcasing diverse financial expertise. Prakash has a Bachelor of Commerce from Madras University and a Master of Science in Management from Stanford University Graduate School of Business. He is a Chartered Accountant from India as well as a Chartered Management Accountant of the U.K.

Kathy DeKam, Chief People Officer

Kathy joined Mode Mobile as Chief People Officer on May 4, 2021. During her time in that role, she has been responsible for overall strategic direction and management of all human resources activities to support the organization's goals and objectives. This has included performance management, talent acquisition, training and development, and team engagement. Additionally, she is responsible for fostering an open and inclusive culture, and supporting diversity and inclusion. Kathy leads the Company-wide OKR process and is responsible for leading the IT function, which includes technical support and maintenance for computer hardware, software, networks, systems integration, and development and adherence to IT policies and procedures

Before joining the Mode Mobile team, Kathy served from 2020 to 2021 as Chief People and Culture Officer at Qualifacts, a SaaS and web-based electronic health record company with 430+ employees in the U.S. and Peru and $70M+ annual revenue. Her role prior to that ran from 2015 to 2020, when she served as an EVP and Chief People and Culture Officer (5 ½ years) and Co-COO (1 ½ years) at Digital Reasoning, an artificial intelligence cognitive computing company with 180+ employees in the U.S., U.K. and Singapore and $38M+ annual revenue. While with Digital Reasoning, she participated in multiple capital fundraising events totaling $100M, and Smarsh's acquisition of the company. From 2011 to 2015, Kathy was the Director of Human Resources (3 ½ years) and Chief of Staff (6 months) at Video Gaming Technologies, a casino video game developer and manufacturing company with 650+ employees in the U.S. and Mexico and $65M annual revenue. She participated in Aristocrat's acquisition of Video Gaming Technologies, resulting in a company with a total of 6,000+ employees in 103 countries and $3B annual revenue. Kathy is also a U.S. Navy veteran with six years of service.

Justin Hines, General Counsel & Secretary

Judd joined Mode Mobile as General Counsel on December 3, 2018. In this role, Judd is responsible for corporate governance, corporate compliance, and legal risk management and ensuring the organization upholds the highest standards of professional excellence. Additionally, Judd monitors and reviews legal and regulatory developments to ensure compliance with all applicable laws and regulations, prepares, reviews, and negotiates contracts, agreements, and other legal documents, and advises on the Company's investment initiatives. Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman , an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law. Prior to working at Mode Mobile, Judd served from 2014 to 2018 as General Counsel and Chief Compliance Officer at Hayden Royal, an investment banking and finance company with $3B under management. From 2010 to 2014 Judd was the Managing Director at Majestic Capital Advisors, an investment advisory services firm. Prior to that, Judd was a director from 2005 to 2010 with the Macquarie Group, a global financial services company with $600B under management.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.


RISK FACTORS


In addition to the risks specified below, the Company is subject to the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Holders and potential purchasers of our Securities should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

<u>Risks Related to Our Company</u>

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

While we were first organized in 2015, we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2020, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2023, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Our subsidiary conducted a token offering which may open us up to future regulatory action or litigation.

In 2018, our Gibraltar-based subsidiary, Current (Gibraltar) Limited, conducted and completed a security token offering where we offered $CRNC tokens to investors in consideration for their investments, the proceeds of which are to be used to build out a rewards earning system. The token offering was conducted pursuant to the registration exemption under Rule 506(b) of Regulation D. There is a chance that the rewards earning system may never be completed, and as a result, the holders of the $CRNC token may pursue litigation against us, and may seek damages to recoup the amount invested in the Company in this offering. Additionally, if the SEC or other regulatory bodies determine that the token offering constituted the sale of securities without compliance with applicable exemptions, the Company may face regulatory enforcement actions, fines, and legal proceedings. Such actions could result in significant financial and reputational harm, as well as diversion of management resources to address regulatory compliance matters. Investors should be aware that regulatory scrutiny and legal challenges in the cryptocurrency space are ongoing, and adverse regulatory outcomes could materially and adversely affect the Company's operations and financial condition. The Company may also be required to undertake remedial measures, cease certain activities, or restructure its operations to comply with securities laws, which could further impact its business and financial performance.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Dan Novaes, and our Chief Technology Officer, Kiran Panesar. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve the market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on Mode Mobile or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mode Mobile could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users' data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

Risks Related to Our Securities

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's Class AAA Common Stock. Any holders of our Class AAA Common Stock should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange. It is also unlikely that the Company will ever go public or get acquired by a bigger company.

Our Company is controlled by few shareholders.

A substantial majority of the Company's outstanding voting securities are held by one shareholder, who can therefore exert significant control over the Company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the Company.

The Company's future fundraising may affect the rights of our stockholders.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company than those held by our current stockholders.

Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Company Law, our Amended and Restated Certificate of Incorporation, as amended or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Amended and Restated Certificate of Incorporation provides that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Amended and Restated Certificate of Incorporation a court could rule that such a provision is inapplicable or unenforceable.

CAPITALIZATION AND OWNERSHIP

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation.

Outstanding Capital Stock

As of December 31, 2023, the Company's outstanding capital stock consists of:

Type	Amount Authorized	Amount Outstanding	Committed, Not Issued*	Available
Class AAA Common Stock	600,000,000	60,980,343	0	539,019,657
Class A Common Stock	2,125,000	646,825,014	0	1,478,174,986
Class B Common Stock	243,000,000	9,962,438	233,037,562	0
Class C Common Stock	12,150,000	10,993,629	0	1,156,371
Series Seed Preferred Stock	388,800,000	353,712,906	0	35,087,094

*Includes 212,564,838 issued options for Class B Common Stock and 20,472,724 unallocated options under the Company's stock option plan.

Class AAA Common Stock

Voting Rights

The shares of Class AAA Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class AAA Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class B Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation
b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class B Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class C Common Stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation

b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class C Common Stock

Voting Rights

The shares of Class C Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class C Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation
b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class A Common Stock

Voting Rights

The holders of the Company's Class A Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.

Additionally, holders of Class A Common Stock, exclusively and as a separate class, will be entitled to elect all directors of the Company.

Conversion Rights

Each share of Class A Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

- purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

- create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

- permit any subsidiary of the Company to do any of the foregoing.

Dividend Rights

The dividend rights of holders of the Company's Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Liquidation Rights

The liquidation rights of holders of the Company's Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Series Seed Preferred Stock

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation , holders of Preferred Stock will vote together with the holders of Common Stock as a single class.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

- purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

- create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

- permit any subsidiary of the Company to do any of the foregoing.

Additionally, at any time when at least 70,596,360 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation in a manner that substantially and disproportionately adversely affects the powers, preferences or special rights of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation) (it being understood that any increase in the authorized number of shares of Series Seed Preferred Stock, any authorization of any additional class or series of capital stock or any Deemed Liquidation Event will not constitute such an adverse effect).

Further, holders of Preferred Stock are entitled to certain anti-dilution rights, whereby the holders of Preferred Stock will be entitled to convert their shares of Preferred Stock into a greater number of shares of Common Stock if the Company makes certain dilutive issuances of additional shares of Common Stock of the Company. However, on May 7, 2024, holders of Preferred Stock agreed to waive these anti-dilution rights with respect to the sale or issuance of shares of the Company's capital stock in this Offering. See the "Conversion Rights" discussion further below for additional details.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined above), the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (which is currently is $0.01345679), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed

Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders will be insufficient to pay the holders of shares of Series Seed Preferred Stock, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder, into shares of Class A Common Stock or shares of Class AAA Common Stock by dividing the "Original Issue Price" by the "Conversion Price", each of which were initially set at $0.01345679 per share. The Conversion Price is subject to adjustment in certain circumstances, including, but not limited to (i) the Company making certain issuances of shares of Common Stock for less per share than the Conversion Price then in effect; (ii) the Company effecting a stock split; and/or (iii) distributions or dividends paid in Common Stock to holders of the Company's Common Stock. However, on May 7, 2024, holders of a majority of the outstanding shares of Preferred Stock agreed to waive any rights with respect to adjustment to the Conversion Price as a result of the sale or issuance of shares of the Company's capital stock in this Offering.

Additionally, upon the sale by the Company of shares of its Common Stock in a firm-commitment underwritten public offering at a price per share equal to or greater than three times the Original Issue Price, or upon the vote of the majority of the holders of Preferred Stock of the Company and certain other key holders of the Company's equity securities, all shares of Preferred Stock must convert into shares of Common Stock.

The above descriptions of the terms of our authorized capital stock are only summaries, and are qualified by reference to the Company's Amended and Restated Certificate of Incorporation.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of December 31, 2023, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dan Novaes	525,121,542 shares of Class A Common Stock	52.5%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class AAA Common Stock	$4,880,464.20	65,422,132	Product Develoment, Marketing & Advertising, General & Administrative	2023-2024	Regulation CF
Class AAA Common Stock	$2,145,158.66	27,046,678	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation D
Class AAA Common Stock	$584,403.52	5,913,183	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation S
Class AAA Common Stock	$45,000,000	276,364,913	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation A

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of December 31, 2023, the Company had no outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of December 31, 2023, the Company was not aware of any transactions with related parties that are required to be disclosed.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The audited financials and overall financial discussion in this Annual Report cover the consolidated financials for both Mode Mobile, Inc., which was incorporated in 2015 and Current (Gibraltar) Limited, which was incorporated in 2018.

Operating Results

For the Fiscal Years Ending December 31, 2023 and 2022

Mode Mobile generated net revenues of $8,226,428 during the fiscal year ending December 31, 2023 compared to $24,947,043 during the fiscal year ending December 31, 2022, representing a 67% decrease which was related to the Company's plans to decrease expenses, increase profit margin, and increase operating income. In 2022, the Company began to see its advertising partners advertise less in financial services, consumer goods, and gaming, which traditionally had been a major revenue driver. Therefore, in early 2023, the Company made a concerted effort to focus on improving unit economics and be more conversative on revenue growth. As a result of these decisions, the Company spent less money on advertising and user acquisition, which resulted in less new customers and lower revenue. The Company also cut out less profitable market segments as a part of this exercise, which was another reason for the reduction in revenues. The majority of the revenues the Company did earn in both periods was earned through the Company's Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. The Company had cost of revenue of $2,941,561 and $10,249,605, respectively, during the fiscal years ending December 31, 2023 and 2022. Costs of revenue include rewards that are paid out to Mode Mobile users, payment processing fees, EarnPhone hardware costs, website hosting, and revenue share payouts. The majority of costs of revenue for both the fiscal years ending December 31, 2023 and 2022 were related to reward pay outs. The Company's gross margin for the fiscal year ending December 31, 2023 was 64% compared to 59% for the year ended December 31, 2022. The increase in gross margin was primarily related to the Company decreasing advertising spend for customer acquisition and the launch of a new product, the Mode EarnClub, a discussion of which is included above.

Operating expenses of the Company for both the years ended December 31, 2023 and 2022 primarily consisted of customer acquisition costs and employee and contractor compensation related to software development and general and administrative expenses. Operating expenses during the fiscal year ending December 31, 2023 amounted to $11,362,928, a 54% decrease from $24,754,480 during the fiscal year ending December 31, 2022. Sales and marketing expenses consisted primarily of digital advertising costs on social media and search platforms such as Meta and Google, which totaled $2,077,123 during the fiscal year ending December 31, 2023 and $12,384,163 during the fiscal year ending December 31, 2022, or a 83% decrease period over period. The significant decrease in sales and marketing costs was related to the Company's decision, as discussed above, to decrease user acquisition in order to improve unit economics and profitability. Additionally, the Company recognized research and development expenses of $5,190,493 for the year ending December 31, 2023 versus $5,434,239 for the year ending December 31, 2022, which was a 4% decrease year over year. General and administrative expenses consisted primarily of executive and operational payroll costs, professional services, and overhead expenses, which totaled $3,244,007 for the year ending December 31, 2023 versus $5,036,078 for the year ending December 31, 2022, representing a 36% decrease. The decrease across research and development and general and administrative expenses was primarily related to payroll cuts and other cost cutting measures that were in line with the Company's discussion to decrease operating expenses with the goal of improving profitability. Finally, during fiscal year 2022, the Company recognized a non-cash expense of $1,900,000 related to royalty payments to holders of its $CRNC tokens voluntarily paid out in lieu of the Company completing a build out of the $CRNC Network, due to the delays described in "The Company's Business" section of this Annual Report, and recognized no expenses in this category during fiscal year 2023. The overall decrease in operating expenses during fiscal year 2023 as compared to fiscal year 2022 was related to the Company's efforts to decrease user acquisition advertising spend and overall operating expenses, with the goal of increasing profitability.

In addition to the above, the Company recognized total other income of $2,719,528 during the fiscal year ending 2023, versus $7,682,764 during the fiscal year ending 2022, which was a decrease of 65% period over period. Of the total other income recognized, a large driver of the decrease was related to realized gains on cryptocurrency sales, which was $8,099,516 in 2022, but decreased by 92% to $623,344 in 2022. The Company also recognized other income of $2,215,323 in 2023, versus $34,856 in 2022. Most of the increase was related to approximately $465,000 in Employee Retention Credits and a one-time $1,600,000 entry that was the result of the Company removing all liability it has from the issuance of $CRNC tokens as discussed below.

As a result of the foregoing, the Company realized a net loss of $3,358,533 for the fiscal year ending December 31, 2023 – a 41% increase in net loss compared to a net loss of $2,374,278 during the fiscal year ending December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $2,524,045. To date, the Company has generated minimal net income, and over the past two years, the Company has operated under losses. As of December 31, 2023 the Company has an accumulated deficit of $4,318,480. However, the Company has generated substantial revenue and gross profit over the last two years and expects to continue to grow revenue by launching new product and onboarding new third-party retailers. Additionally, given its efforts to decrease marketing spend, improve unit economics, and reduce operating expenses as discussed above, it still aims to achieve a positive net income in the next twelve to eighteen months.

To date, the Company has been capitalized by equity investments from its shareholders, primarily from the sale of its Series Seed financing round Preferred Stock and the sale of its Series AAA Common Stock. Historically, the Company had received significant income from the sale of crypto assets that it purchased for investment and has re-sold for profit intermittently. This includes income of $8,099,516 in fiscal year 2022. However, as of December 31, 2023, the Company held only $26,384 in cryptocurrency assets, therefore it does not plan to rely on these sales to generate significant income going forward.

Going forward, the Company plans to rely on various equity crowdfunding efforts to sustain operating losses until it can reach profitability. In July 2023, the Company launched a Regulation CF campaign to fund growth and operations, the Company has received $4,880,014 in gross proceeds from this fundraise.

The Company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network. The Company expects to continue needing the assistance of outside capital, whether via debt or equity, later this year as it grows its revenue, customer base and operating expenses.

$CRNC Tokens Royalty

The Company also has an affiliate, Current (Gibraltar) Limited ("CGL"), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the "$CRNC Network"). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the $CRNC Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of the $CRNC Network launch.

The further buildout of the EARN'M Network (f/k/a $CRNC Network) will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARNM token (f/k/a $CRNC token) on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN'M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN'M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN'M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation was established by CGL, it is not deemed a related party. This is because now that the EARN'M Network has launched, its operations have become vested in the foundation itself. The foundation's purpose is to allow stakeholders of the EARN'M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN'M Foundation's launch, however this oversight ceased once EARN'M stakeholders assume control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN'M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN'M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Plan of Operations

The Company has recognized revenue over the past three years, including net revenues of $8,226,428 and $24,947,043 for the years ended December 31, 2023 and 2022, respectively. As mentioned above, the decrease in revenue from 2022 to 2023 was related to the Company decreasing overhead and advertising expenses with the goal of attaining profitability earlier. The majority of the revenue the Company has earned has been through the Company's Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. In the Company's opinion, proceeds from this Offering will satisfy its cash requirements for the next twelve to eighteen months to sustain normal operations and achieve minimal net profits. However, it does anticipate that it will need to raise additional capital in 2025 and beyond if it wants to accelerate revenue and customer growth, with the majority of proceeds going towards advertising and increasing headcount.

Trend Information

In 2023, the Company began testing a new product called the "Mode Earn Club", which is a subscription service whereby Mode users can pay a monthly fee for access to more ways to earn cash and rewards within the Mode EarnOS ecosystem. The Company benefits from this because it is able to earn a more stable and predictable monthly subscription fee from its users. In return, Mode users can get access to more cash and non-cash rewards than they would have previously earned via the Mode EarnOS. The Company plans to roll out this product more broadly over the coming years. The Company expects this will contribute meaningful revenue and gross profit to its business over the coming years.

In 2023, the Company made certain operational changes, including the reduction of headcount, to lower its monthly operating losses to approximately $250,000.

EXHIBITS

Exhibit A: Form C-AR
Exhibit B: Financial Statements

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

Mode Mobile, Inc.
(Issuer)

By:/s/Dan Novaes
(Signature)

Dan Novaes
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dan Novaes
(Signature)

Dan Novaes
(Name)

Director
(Title)

August 20, 2025
(Date)

/s/Ross Holdren
(Signature)

Ross Holdren
(Name)

Director
(Title)

August 20, 2025
(Date)

/s/ Mark Lawrence
_____
(Signature)

Mark Lawrence
_____
(Name)

Director
_____
(Title)

August 20, 2025
_____
(Date)

MODE MOBILE, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022



INDEPENDENT AUDITOR'S REPORT

April 23, 2024

To: Board of Directors, MODE MOBILE, INC.
Re: 2023-2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of MODE MOBILE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, shareholders' equity/deficit, and cash flows for the calendar years ended December 31, 2023 and 2022, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations, shareholders' equity/deficit and cash flows for the calendar years ended December 31, 2023 and 2022 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, CO

MODE MOBILE, INC.

TABLE OF CONTENTS

MODE MOBILE, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,524,045	$ 2,788,854
Accounts receivable	2,019,220	2,665,837
Prepaid expenses and other current assets	353,429	608,418
Other receivables	79,371	-
Inventory	568,833	266,299
Total current assets	5,544,898	6,329,408
Deferred offering costs	-	214,506
Property and equipment, net	8,984	28,739
Intangible assets, net	-	37,968
Cryptocurrency assets	26,384	108,583
Nonfungible token assets	51,060	170,199
Deposits	-	1,150
Total assets	$ 5,631,326	$ 6,890,553
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 783,483	$ 587,536
Accrued expenses and other current liabilities	782,070	90,762
Royalty liability	-	1,900,000
Total liabilities	1,565,553	2,578,298
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both December 31, 2023 and 2022, liquidation preference of $4,759,840 as of both December 31, 2023 and 2022	35,371	35,371
Class A common stock, $0.0001 par value, 2,100,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both December 31, 2023 and 2022	64,683	64,683
Class B common stock, $0.0001 par value, 243,000,000 shares authorized, 9,962,438 and 9,555,757 shares issued and outstanding as of December 31, 2023 and 2022, respectively	996	530
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 10,993,629 and no shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,099	-
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 60,980,343 and no shares issued and outstanding as of December 31, 2023 and 2022, respectively	6,098	-
Additional paid-in capital	8,426,006	5,321,618
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(4,318,480)	(959,947)
Total stockholders' equity	4,065,773	4,312,255
Total liabilities and stockholders' equity	$ 5,631,326	$ 6,890,553

See accompanying independent auditor's report and notes, which are an integral part of these consolidated financial statements

MODE MOBILE, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

	Year Ended December 31,	
	2023	2022
Net revenues	$ 8,226,428	$ 24,947,043
Cost of net revenues	2,941,561	10,249,605
Gross profit	5,284,867	14,697,438
Operating expenses:		
Sales and marketing	2,921,336	12,384,163
Research and development	5,190,493	5,434,239
General and administrative	3,244,007	5,036,078
Royalty payments	-	1,900,000
Impairment of long-lived assets	7,092	-
Total operating expenses	11,362,928	24,754,480
Loss from operations	(6,078,061)	(10,057,042)
Other income (expense), net:		
Realized gains (losses) on cryptocurrency sales	623,344	8,099,516
Impairment of nonfungible token assets	(119,139)	(408,015)
Other income	2,215,323	34,865
Interest income	-	7,115
Interest expense	-	(50,717)
Total other income (expense), net	2,719,528	7,682,764
Provision for income taxes	-	-
Net loss	$ (3,358,533)	$ (2,374,278)
Weighted average common shares outstanding - basic and diluted	694,127,771	939,359,161
Net income (loss) per common share - basic and diluted	$ (0.005)	$ (0.003)

See accompanying independent auditor's report and notes, which are an integral part of these consolidated financial statements

See accompanying independent auditor's report

MODE MOBILE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2023 and 2022

	Series Seed Preferred Stock		Common Stock								Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
			Class A		Class B		Class C		Class AAA					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2021	353,712,906	$ 35,371	646,825,014	$ 64,683	-	$ -	-	$ -	-	$ -	$ 4,830,432	$ (150,000)	$ 1,414,331	$ 6,194,818
Exercise of options	-	-	-	-	5,301,936	530	-	-	-	-	(530)	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	491,716	-	-	491,716
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,374,278)	(2,374,278)
Balances at December 31, 2022	353,712,906	35,371	646,825,014	64,683	5,301,936	530	-	-	-	-	5,321,618	(150,000)	(959,947)	4,312,255
Issuance of Class C common shares pursuant to royalty liability	-	-	-	-	-	-	10,993,629	1,099	-	-	285,956	-	-	287,056
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	60,980,343	6,098	5,138,492	-	-	5,144,590
Exercise of options	-	-	-	-	4,660,502	466	-	-	-	-	4,270	-	-	4,736
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	847,243	-	-	847,243
Offering costs	-	-	-	-	-	-	-	-	-	-	(3,171,573)	-	-	(3,171,573)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,358,533)	(3,358,533)
Balances at December 31, 2023	353,712,906	$ 35,371	646,825,014	$ 64,683	9,962,438	$ 996	10,993,629	$ 1,099	60,980,343	$ 6,098	$ 8,426,006	$ (150,000)	$ (4,318,480)	$ 4,065,773

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements.

MODE MOBILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	Year Ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (3,358,533)	$ (2,374,278)
Adjustments to reconcile net loss to net cash provided used in operating activities:		
Depreciation and amortization	50,100	86,995
Loss on disposal of assets	17,944	-
Realized gains on cryptocurrency sales	(623,344)	(8,099,516)
Bad debt	219,102	555,000
Impairment of nonfungible token assets	119,139	408,015
Impairment expense	7,092	-
Stock-based compensation	847,243	491,716
Royalty payments	-	1,900,000
Forgiveness of royalty liability	(1,612,944)	
Changes in operating assets and liabilities:		
Accounts receivable	427,515	2,937,885
Prepaid expenses and other current assets	254,989	(150,798)
Inventory	(302,534)	(97,895)
Other receivables	(79,371)	-
Accounts payable	195,241	(2,207,304)
Accrued expenses and other current liabilities	691,308	82,951
Deferred revenue	-	(600,000)
Net cash used in operating activities	(3,147,055)	(7,067,229)
Cash flows from investing activities:		
Proceeds from cryptocurrency sales	706,250	8,831,694
Purchases of nonfungible token assets	-	(578,214)
Purchase of property and equipment	(17,414)	(6,850)
Deposits	1,150	(1,150)
Net cash provided by investing activities	689,986	8,245,480
Cash flows from financing activities:		
Deferred offering costs	214,506	(205,586)
Issuance of common stock, net of offering costs	1,973,017	-
Exercise of options	4,736	-
Net cash used in financing activities	2,192,259	(205,586)
Net change in cash and cash equivalents	(264,809)	972,665
Cash and cash equivalents at beginning of period	2,788,854	1,816,189
Cash and cash equivalents at end of period	$ 2,524,045	$ 2,788,854
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of cash flow information:		
Issuance of Class C common shares pursuant to royalty liability	$ 287,056	$ -
Issuance of $CRNC tokens pursuant to royalty liability	$ 1,612,944	$ -

See accompanying independent auditor's report and notes, which are an integral part of these consolidated financial statements

See accompanying independent auditor's report

1. NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the "Company" or "Mode Mobile") is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an "Entity", collectively the "Entities"):

- Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC's membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

- Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

- Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company's smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

- Current (Gibraltar) Limited ("CGL"), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the "Reorganization") where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company's operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities ("VIE") as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation ("ASC 810"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

See accompanying independent auditor's report

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2023 and 2022, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $2,267,616 and $2,538,854 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

The Company's account receivables are due from customers primarily due to the Company's marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers' payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer's ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of December 31, 2023 and 2022, there was a $219,102 and $555,000 respectively, allowance for doubtful accounts.

Inventory

The Company's inventory consists of finished goods pertaining to the Company's hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of December 31, 2023 and 2022, the Company had deposits for future inventory of $0 and $387,620 respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2023 and 2022.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset's useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

| | December 31, | |
	2023	**2022**
Computer equipment	$ 10,322	$ 51,460
Furniture and fixtures	-	6,137
Office equipment	-	57,562
Total	10,322	115,159
Less: Accumulated depreciation	(1,338)	(86,420)
Property and equipment, net	$ 8,984	$ 28,739

Depreciation expense was $12,132 and $11,059 for the years ended December 31, 2023 and 2022 respectively. During the year ended December 31, 2023, the Company recorded loss on disposal of assets of $17,944 in the consolidated statement of operations.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

At December 31, 2023, management determined that certain events and circumstances occurred that indicated that the carrying value of the Company's assets may not be recoverable and as such recorded an impairment expense of long-lived assets of $7,092.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intellectual Property

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. During the years ended December 31, 2023 and 2022, amortization expense was $37,968 and $75,936, respectively. As of December 31, 2023 intangible assets, net of accumulated amortization of $227,807, was $0.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens ("NFTs") when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs (see Note 4), being actively traded exchange's closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the years ended December 31, 2023 and 2022, the Company recorded $119,139 and $408,015, respectively on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash 3transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2023 and 2022 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

Revenue by source consisted of the following for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	**2022**
Advertising	$ 7,130,980	24,411,911
Other (including hardware)	1,098,869	535,132
Net revenues	$ 8,229,848	$ 24,947,043

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2023 and 2022, the Company has deferred revenue of $0.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	**2022**
Advertising	$ 2,368,843	$ 9,717,889
Other (including hardware)	572,808	531,716
Cost of net revenues	$ 2,941,651	$ 10,249,605

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $1,769,000 and $9,244,000 for the years ended December 31, 2023 and 2022, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2023 and 2022, the Company had capitalized $340,704 and $214,506 in deferred offering costs, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	December 31,	
	2023	**2022**
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	212,564,838	226,757,718
Warrants	812,500	-
Total potentially dilutive shares	567,090,244	580,470,624

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This standard establishes an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on April 1, 2022 and the adoption did not have a material impact on the Company's financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $3,358,533 and $7,067,229 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $4,318,480. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. **CRYPTOCURRENCIES AND NFTs**

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, *Fair Value Measurement*.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $623,344 and $8,099,516 for the years ended December 31, 2023 and 2022, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2023 or 2022.

The indefinite lived intangible activity for the year ended December 31, 2023 are as follows:

	Cryptocurrency assets
Balance at December 31, 2021	840,761
Sales of cryptocurrency	(8,831,694)
Realized gains on cryptocurrency sales	8,099,516
Balance at December 31, 2022	$ 108,583
Purchase of cryptocurrency	707
Sales of cryptocurrency	(706,250)
Realized gains on cryptocurrency sales	623,344
Balance at December 31, 2023	$ 26,384

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2023:

	Nonfungible token assets
Balance at December 31, 2022	$ 170,199
Purchases of NFTs	-
Impairment	(119,139)
Balance at December 31, 2023	$ 51,060

5. SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the "Project"). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company's $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, *Investments – Debt and Equity Securities ("ASC 320")*. ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, *Elements of Financial Statements)* of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a "funded software arrangement", and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation liability was $0 as of both December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022, payments made on software development for performance obligations totaled $0 and $0, respectively, which were credited to operating expenses in the consolidated statements of operations.

On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company's financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023. In the year ended December 31, 2023, a total of $287,056 of the royalty was released in exchange of the issuance of 10,993,629 of the Company's shares of Class C common stock. As of December 31, 2023, the Company determined that no further obligation existed, and as such recorded a gain on the royalty liability of $1,692,511 to other income in the consolidated statements of operations and comprehensive loss. As of December 31, 2023, the remaining balance of the royalty liability was $0.

In connection with its expected network launch of the $CRNC token in the second quarter of 2024, the Company, through its affiliate, Current (Gibraltar) Limited, will facilitate the creation of a foundation that will be responsible for the governance of the token and the Project. As part of the creation of the foundation, all $CRNC treasury tokens shall be transferred to the foundation and all obligations due from the Company to token holders on account of their respective investments due from the Company shall cease. By virtue of the creation of the foundation, control over the governance of the $CRNC token shall transfer from the Company to token holders.

6. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-   purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-   create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "Preferred Liquidation Amounts"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both December 31, 2023 and 2022 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company's Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company's Amended Articles of Incorporation.

Common Stock

The Company authorized 2,100,000,000 shares of Class A Common Stock, 243,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2023.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) upon election from the Company's board of directors..

During the years ended December 31, 2023 and 2022, option holders exercised 4,086,698 and 5,301,936 options for shares of Class B common stock for no proceeds, respectively. During the year ended December 31, 2023, the Company issued 573,804 shares of Class B common stock pursuant to exercises of stock options for proceeds of $4,736.

During the year ended December 31, 2023, the Company issued 10,993,629 shares of Class C common stock pursuant to the partial release of its royalty liability for a total value of $270,489 (see Note 5).

During the year ended December 31, 2023, the Company issued 60,980,343 shares of Class AAA common stock for gross proceeds of $5,144,590 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $3,171,573 in offering costs.

As of both December 31, 2023 and 2022, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2023 and 2022 there were 9,962,438 and 5,301,936 shares of Class B Common Stock issued and outstanding, respectively. As of December 31, 2023 and 2022 there were 10,993,629 and 0 shares of Class C Common Stock issued and outstanding, respectively. As of December 31, 2023 and 2022 there were 60,980,343 and 0 shares of Class AAA Common Stock issued and outstanding, respectively.

7. **STOCK-BASED COMPENSATION**

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan ("2021 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2023. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan's inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2023, there were 20,472,724 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of Dececember 31, 2021	221,424,516	$	0.01	$	-
Granted	50,793,480	$	0.01		
Exercised	(5,301,936)	$	0.01		
Forfeited	(40,158,342)	$	0.01		
Outstanding as of December 31, 2022	226,757,718	$	0.02	$	2,494,359
Granted	230,071,248	$	0.03		
Exercised	(4,660,502)	$	0.01		
Forfeited	(239,603,626)	$	0.01		
Outstanding as of December 31, 2023	212,564,838	$	0.03	$	5,528,287
Exercisable as of December 31, 2023	154,239,041	$	0.02	$	3,084,781
Exercisable as of December 31, 2022	164,537,528	$	0.02	$	2,041,574

	Year Ended December 31,	
	2023	2022
Weighted average grant-date fair value of options granted during period	$ 0.02	$ 0.02
Weighted average duration (years) to expiration of outstanding options at peirod-end	9.18	8.45

During the year ended December 31, 2023, option holders exercised 4,086,698 options for shares of Class B common stock for no proceeds.

During the year ended December 31, 2023, option holders exercised 573,804 options for shares of Class B common stock for $4,736 in proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	3.60%-4.67%	1.55%-3.91%
Expected term (in years)	5.63	5.80
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $4,579,425 and $917,571, respectively. Stock-based compensation expense for stock options of $847,243 and $491,716, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,820,387 as of December 31, 2023 and will be recognized over a weighted average period of 4.22 years as of December 31, 2023.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,	
	2023	**2022**
Sales and marketing	$ 169,449	$ 82,243
Research and development	423,621	245,065
General and administrative	254,173	164,408
	$ 847,243	$ 491,716

8. INCOME TAXES

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards and cash to accrual differences. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,996,554 and $1,103,327, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$1,785,741	$ 879,210
Cash to accrual differences	210,813	224,117
Valuation allowance	(1,996,554)	(1,103,327)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,996,554 and $1,103,327 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $893,227 and $407,823 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $6,381,382 and $3,141,878, respectively. Pursuant to change in control rules associated with the merger, the Company may be at risk of losing the ability to utilize pre-merger net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022-2023 tax years remain open to examination.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

See accompanying independent auditor's report

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. **SUBSEQUENT EVENTS**

Regulation A+ Offering

The Company intends to offer up to $75,000,000 of securities in an offering exempt from registration under Regulation A+ pending qualification from the US Securities and Exchange Commission. On March 28, 2024, the Company filed a Form 1-A Offering Statement for a maximum offering of $75 million. The Company received one round of comments from the SEC and has responded to those comments on and anticipates receiving SEC approval within the next few months.

Changes in Share Capital

In January 2024, the Company amended Article Four of its Amended and Restated Certificate of Incorporation to update its total authorized stock to the following: 3,005,150,000 shares of Common Stock, $0.0001 par value per share – consisting of 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock, and 600,000,000 shares of Class AAA Common Stock, and 388,800,000 shares of Preferred Stock, $0.0001 par value per share.

Securities Offering

Subsequent to the balance sheet date and through April 25th, the Company has received an additional $381,671 in proceeds pursuant to the Regulation D offering, and $170,900 pursuant to a Regulation S offering.

Management has evaluated subsequent events through April 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.